                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TELECOM ITALIA: 2014-2016 STRATEGIC PLAN APPROVED, 3.4 BILLION EUROS IN INNOVATIVE INVESTMENTS IN ITALY FOR NGN, LTE AND CLOUD COMPUTING

COVERAGE ACCELERATES: BY THE END OF 2016, OVER 50% OF THE POPULATION WILL HAVE ACCESS TO FIBRE AND 80% TO 4G

EQUIVALENCE OF INPUT TO START FOR THE ACCESS NETWORK

TELECOM ARGENTINA: OFFER RECEIVED;  BOD MANDATES MANAGEMENT TOCOMPLETE THE DEAL

ISSUING BY TI FINANCE S.A. OF MANDATORY CONVERTIBLE BONDS UP TO A MAXIMUM OF 1.3 BILLION EUROS

VALUATION OF TOWERS IN ITALY AND BRAZIL, AND OF THE TI MEDIA MULTIPLEXES.

GUIDANCE 2014-2016: STABLE EBITDA  AND REVENUES

SHAREHOLDERS MEETING CONVENING FORTHCOMING

Milan, 7 November 2013

The Telecom Italia Board of Directors, chaired today by Aldo Minucci, has approved extraordinary transactions to strengthen the financial position of the Company to support the 2014-2016 three-year Industrial Plan that sets out major objectives for the development of new infrastructures and innovative services, through requalified and increased investments, at a much faster rate than under the previous plan.

The CEO Marco Patuano stated: "The Plan for the three year period 2014-2016 envisages some extraordinary transactions intended to strengthen the Group. These will allow us to boost development of ultrabroadband and accelerate our converging business strategy, and to achieve greater financial flexibility, preparatory to our achieving metrics over the life of the plan that are coherent with "investment grade" status.

Therefore the Plan also includes support measures to strengthen the financial position of the Group which will contribute approximately 4 billion euros, in total. These actions include issuing of mandatory convertible bonds for a maximum of 1.3 billion euros; the disposal of the stake in Telecom Argentina; the valuation of the towers in Italy and Brazil and of the TI Media multiplexes.

We are firmly convinced that this is the best strategic and industrial choice to pursue a path of growth and development.”

ACCELERATION OF ULTRABROADBAND COVERAGE IN ITALY AND BRAZIL

In Italy, the plan envisages investments of approximately 9 billion euros over three years, of which 3.4 billion euros solely for latest generation:

•

1.8 billion euros for the development of fixed ultrabroadband using optical fibre for the access segment;

•

900 million euros for mobile ultrabroadband;

•

approximately 700 million euros for the creation of new data centres dedicated to the development of cloud computing and international fibre connections.

This increase in innovative investments, which will reach 50% of the total in 2016, will give great impetus to the development of both fixed and mobile ultrabroadband, rolling out the two technologies faster than in the preceding 2013-2015 plan: by 2016 NGN will reach over 50% of the population, with 12.4 million homes 'connected'; mobile LTE will cover 80% of the population, with a great contribution towards achievement of the  objectives of the European Digital Agenda.

In Brazil, the traditional voice-based component  continues to be valued, while at the same time the data segment is accelerating through the development of 3G and 4G infrastructures. Over the life of the plan the capex will exceed 11 billion reais.

REGULATORY STRUCTURE FOR THE ACCESS NETWORK

Given this plan, which envisages an increase in investments in the new generation network, with financial coverage that will be guaranteed without the intervention of third party co-investors, the Telecom Italia Board of Directors has decided to confirm the project for voluntary separation of the access network, giving priority to the creation of the "Equivalence of Input " (EoI) model through functional separation, with particular reference to the offer of unbundling of the local loop (ULL) and virtual unbundling local access (VULA) for the new generation networks based on FTTCab and FTTH architectures.

In this way the Company will continue to represent European best practice on equivalence issues.

Whether or not any spin-off operation should be undertaken will be assessed after the consolidation of the Italian and European regulatory framework, and in the light of any concrete manifestations of interest by investors in subscribing to the share capital of any new entity. The dialogue with the Italian regulatory authority will continue on this new basis.

TELECOM ARGENTINA

The BoD has received an offer for its direct and indirect stake in Telecom Argentina.

The BoD has given management authority to finalize the transaction at the terms that management believes are in the best interest of the Company.

ISSUING OF MANDATORY CONVERTIBLE BONDS

The Board guaranteed the issuing by subsidiary TI Finance S.A. of two series of mandatory  convertible bonds into ordinary or savings shares of Telecom Italia S.p.A. up to a maximum value of 1.3 billion euros.

See the specific press note for more details.

GUIDANCE 2014-2016

The Group financial guidance in the 2014-2016 Plan is as follows:

►

Revenue CAGR 2013-16: stable

►

EBITDA CAGR 2013-16: stable

►

Cumulative Capex 2014-16, less than 14 billion euros

►

Net Debt to EBITDA  ratio of 2:1 at 2016 (including equity strengthening for more than

€ 1bn

SHAREHOLDERS' MEETING

The Board of Directors considered the request to call a Shareholders' Meeting submitted by shareholder Findim Group S.A., issuing a mandate for the prompt call of a meeting of the shareholders to discuss the proposal to revoke the mandates of the majority of serving Directors.

If the revocation proposal is approved, the Shareholders' Meeting will make provision for the renewal of the Board by a slate voting system after determining the number of directors, the duration of their mandate, and their remuneration. If, however, the revocation proposal is not approved, the Shareholders' Meeting will be called on the add to the serving Board of Directors (whose mandate will expire with the approval of the financial statements at 31 December 2013) by appointing two Directors to replace the two who resigned, Franco Bernabè and Elio Catania. For this purpose, the Board proposes Angelo  Provasoli as replacement for Mr. Catania. He was co-opted on 3 October 2013,  and qualifies as an independent director. A second director has not yet been co-opted.

In approving the assumption of the guarantee commitments for the issue  by Telecom Italia Finance SA of mandatory convertible bonds, the Board of Directors has also issued a mandate for the Shareholders' Meeting to be called in anticipation of the resolutions to be passed that are functional and necessary for this initiative (cancellation of the par value of the shares and increase in the reserved capital to service the bond conversion).

FINANCIAL CALENDAR

The calendar for the meetings to approve the financial reports of Telecom Italia S.p.A for 2014 is as follows:

•

6  March - Board of Directors meeting to approve the draft financial statements for the year and the consolidated financial statements at 31 December 2013.

•

16 April - Shareholders' Meeting to approve the financial statements at 31 December 2013.

•

13 May - Board of Directors meeting to approve the interim report on operations at 31 March 2014,

•

5 August - Board of Directors meeting to approve the half-year financial report for 2014.

•

6 November - Board of Directors meeting to approve the interim report on operations at 30 September 2014.

Any changes to the above dates will be communicated without delay.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 7th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager